Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

April 20, 2007

By Overnight Mail, E-mail
and Facsimile ((206) 336-5401)

Board of Directors
Stonepath Group, Inc.
World Trade Center
2200 Alaskan Way, Suite 200
Seattle, WA 98121
Martin Mueller-Roenheld, Chairman

Dear Mr. Mueller-Roenheld and Members of the Board:

As you know, our fund, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates are significant shareholders of Stonepath Group, Inc. (“Stonepath” or the “Company”). On March 8, 2007 we sent a letter to the Board of Directors in regard to the proposed transaction between the Company and Mass Financial Corp. (“Mass Financial”) involving a restructuring and refinancing of the Company’s debt. (the “Transaction”). As described in your 8-K filed with the Securities and Exchange Commission on February 9, 2007, we understand that this Transaction is subject to numerous conditions precedent.

In the period of more than two months since the Company publicly announced the proposed Transaction, the Company has failed to inform us and our fellow shareholders of any material developments regarding the status of the Transaction, which appears to be delayed. As you know, the Transaction is a material event for the Company, and the Company is required to promptly disclose any events, factors and other matters affecting the Transaction or the likelihood that it will be completed.

Further, we are very concerned about a number of recent material adverse developments affecting the Company, including the following:

•	On April 4, 2007 the Company announced that the filing of its Annual Report on Form 10-K would be delayed;
•	On April 4, 2007, the Company announced that it’s Chief Financial Officer had resigned;
•	On March 30, 2007 the Company announced that is unable to engage its auditors; and
•	On March 15, 2007, the Company received a letter of non-compliance from the American Stock Exchange.

The Company has not filed a periodic report with the SEC since November 14, 2006 relating to the quarter ended September 30, 2006. Hence, the Company’s shareholders and the investment community have been deprived of material financial and other information about the Company for more than six months. This delay has caused a halt in the trading of the Company’s stock on the American Stock Exchange, which is extremely detrimental to the equity holders of the Company. The Board of Directors has not informed the shareholders how it shall rectify this situation.

As a condition of the Letter of Intent, all of the former members of the Board were replaced by individuals appointed at the recommendation of Mass Financial. We believe that these current board members, as well as James Carter who recently resigned and who is employed by Mass Financial, lack the ability to exercise independent judgment to evaluate a transaction that considers the interests of all of the security holders, including the equity shareholders of the Company. We believe that the Board has acted as a “proxy” to serve the financial and business interests of Mass Financial.

Based on the foregoing events, at this time we strongly believe that it is in the best interests of the Company and all of its shareholders that representatives of the Company’s equity shareholders be immediately appointed to the Company’s board of directors to assure that the interests of shareholders are being properly represented. We strongly believe that you, Mr. Slobodan Andjic and Mr. Nowroz Jal Cama should immediately resigning from the Board of Directors since you do not appear to satisfy the requisite independence standards of AMEX, the rules and regulations under Sarbanes-Oxley and applicable U.S. federal securities laws and regulations to properly act as a representative of all shareholders.

Furthermore, if it is your belief and knowledge that Mass Financial does not intend to move forward with a Transaction we insist on being contacted immediately so we can work with Stonepath’s board and management team and attempt to structure an alternative transaction. The Board has an obligation and fiduciary duty to pursue all financing options for the Company and protect the interests of all of its security holders.

We request your response to this letter immediately to address our concerns. Please respond via mail to the undersigned at the address indicated above, or by calling Gary Herman, Managing Director, at (212) 247-0581.

Very truly yours,

Gary Herman
Managing Member